ABN 41 009 117 293

FIRST AUSTRALIAN RESOURCES LIMITED

Incorporated in Western Australia

September 10, 2007

Securities and Exchange Commission
Division of Corporation Finance
Office of International Corporate Finance
450 Fifth Street
WASHINGTON DC 20549
USA

SUPPL

PROCESSED
SEP 24 2007
THOMSON
FINANCIAL

Gentlemen:

EXEMPTION NUMBER 82-3494

To continue the exemption of our securities from Section 12(g) of the Securities Exchange Act of 1934 ("the Act") and in accordance with Rule 12g-3-2(b)(iii) under the Act, we enclose announcements which information we have sent to The Australian Stock Exchange (Perth) Ltd, the only Stock Exchange on which, to our knowledge, our Company's securities are traded, and which was made public by the Exchange with which we filed.

The information is being furnished under Rule 12g-3-2(b)(iii), with the understanding that such information will not be deemed "filed" with the Securities and Exchange Commission or otherwise subject to the liabilities of Section 18 of the Act, and that neither this letter not the furnishing of such information shall constitute and admission for any purpose that this Company is subject to the Act.

Yours faithfully,

07026748

COLIN JOHN HARPER
Company Secretary

Lodgement with Australian Stock Exchange:
September 10, 2007 (ASX - Announcement & Media Release: Activity Update and Financial Report for half-year ended 30 June 2007)

9/19

1st Floor, 87 Colin Street, West Perth, Western Australia 6005
PO Box 703, West Perth, Western Australia 6872
Telephone: (61-8) 9322 3939 Facsimile: (61-8) 9322 5116
Email: admin@farnl.com.au Web: www.farnl.com.au

ABN 41 009 117 293
FIRST AUSTRALIAN RESOURCES LIMITED
Incorporated in Western Australia

10 September 2007

ASX ANNOUNCEMENT AND MEDIA RELEASE

ACTIVITY UPDATE

Valentine-1, Onshore Canning Basin, Western Australia (FAR 8%)
Intermediate logging of secondary objectives completed, well being drilled ahead to primary target

FAR has been advised by ARC Energy Limited that intermediate logging of secondary objectives over the interval 808m to 2,589m MD has been completed and that the well is now being drilled ahead to the primary target, Virgin Hills Formation. Current operations at the well comprise running in hole after trip for bit change at 2,695m MD.

Valentine 1 is located approximately 20 kilometres north of the township of Derby in northwest Western Australia's Kimberley region.


0
50 km
King Sound
Valentine 1
EP 104
SPA 3/06-7
EP 129
Derby
Broome
EP 428
EP 391
EP 371

The primary reservoir objective is the Late Devonian aged Virgin Hills Formation. Valentine 1 is designed to intersect the interpreted Virgin Hills sandstones and carbonates near the structural crest of the prospect. The well will be drilled deviated to the 244mm (9 5/8") casing point at approximately 800 metres measured depth, building to a maximum hole angle of 20^{0}. The Valentine 1 well will then be drilled to return to vertical at the top of the main objective section at approximately 3,220 metres measured depth. The deviation at 800m will

1st Floor, 87 Colin Street, West Perth, Western Australia 6005
PO Box 703, West Perth, Western Australia 6872
Telephone: (61-8) 9322 3939 Facsimile: (61-8) 9322 5116
Email: info@far.com.au Web: www.far.com.au

accommodate the planned subsequent sidetracking operations required to drill the Stokes Bay 1 well, which will be drilled immediately after Valentine 1.

The Valentine prospect is a large lowside fault closure that is mapped in both the EP104 and R1 permits and extends over an area of some 66 square kilometres along the Pinnacle fault system. The Valentine reservoir objective is interpreted to be a slope fan / marine sand body which has a very distinctive seismic signature. The principal risk on the prospect is interpreted to be the stratigraphic updip seal mechanism, but the distinctive seismic signature of the objective section and the proven good petroleum source potential of the underlying Gogo Formation shales, together with the large potential hydrocarbon volumes, make it an attractive target.


LEGEND
Joint Venture Permit Interest
Valentine Prospect
EP 104
PINNACLE FAULT
Valentine 1
King Sound
R1
Valentine Prospect Attributes
• Target Depth: -3115 m TVD
• Mean Potential: 379 BCF
• Upside Potential: 1091 BCF
EP 428
Derby
L
98-9
Kora 1
10 km

The Stokes Bay 1 well is planned to be drilled by sidetracking from the Valentine 1 wellbore after the completion of drilling operations at Valentine 1. Stokes Bay 1 is planned as a test of the extent and reservoir development of the gas accumulation intersected by the Point Torment 1 well and will be drilled as a deviated well with a total depth of approximately 2,500 metres. Point Torment 1 was drilled in 1992 and subsequently flowed gas at a rate of up to 4.3 million cubic feet of gas per day from the Carboniferous aged Anderson Formation sandstones. Subsequent tests of these sands produced ambiguous information on potential volumes and reservoir quality and the Stokes Bay 1 well is designed to provide a definitive test of the reservoir quality and extent of the accumulation.

Final interests in R1 and EP104 post the Valentine 1 well farmin earning program are:

ARC Energy Limited (Operator)	38.95%
Empire Oil and Gas NL	14.8%
Emerald Oil & Gas NL	12.75%
Pancontinental Oil & Gas NL	10%
Phoenix Resources PLC	10%
First Australian Resources Limited	8%
Indigo Oil Pty Ltd	5.5%

A Drilling Report on the well is contained in the attached well summary sheet.

1st Floor, 87 Colin Street, West Perth, Western Australia 6005
PO Box 703, West Perth, Western Australia 6872
Telephone: (61-8) 9322 3939 Facsimile: (61-8) 9322 5116
Email: info@far.com.au Web: www.far.com.au

VALENTINE-1 DRILLING REPORT
CANNING BASIN, WESTERN AUSTRALIA

Date:	10 September 2007	
Permit:	R1	
Well Location:	Lat : 17° 08' 23.46"S Long : 123° 42' 32.40"E	
Directional offset to target:	0 metres	
Elevation:	Ground Level is 12.4mAMSL Rotary Table is 18.1mAMSL	
Prognosed Depths (measured KB):	**Top primary objective**	**Total depth**
	3,222 metres	3,407 metres
Prognosed drilling time:	25 days	
Spud Date:	1230 hrs, WST 12 August 2007	
Present Depth:	2,695mMD	
Time of Reporting:	0600 hrs, WST 10 September 2007	
Operations Since Last Report:	Intermediate logging of secondary objectives over the interval 808m to 2589m MD has been completed, and the well is now being drilled ahead to the primary target, Virgin Hills Formation.	
Current Operations:	Running in hole after trip for bit change	
Hydrocarbon indications:	Strong mud gas shows over the interval 2240m to 2470m MD have now been evaluated by wireline logging: see comments below.	
Participants in the well (post earning):	ARC Energy Limited - 38.95% (Operator) Empire Oil and Gas NL - 14.8% Emerald Oil & Gas NL - 12.75% Pancontinental Oil & Gas NL - 10.0% Phoenix Resources PLC - 10.0% First Australian Resources Limited - 8.0% Indigo Oil Pty Ltd - 5.5%	

Comment:	Several strong gas peaks were recorded from monitoring gas in drilling fluids ("mud gas") over the interval 2240 to 2470m measured depth (MD). These were considered sufficiently material to warrant an intermediate wireline logging run over the gross open-hole interval 809m to 2589m MD, and this has now been completed. Preliminary analysis of the wireline log results indicates the presence of porous (15%) and permeable sandstones of the Lower Anderson Formation over the gross interval 2100 to 2260 m MD. A preliminary interpretation of the electric logs and MDT results indicates low hydrocarbon saturations, including the zones of strong mud gas shows at 2240 m to 2260m MD. These Lower Anderson sands and their lateral equivalents, are the primary target of the Stokes Bay 1 well, which will target them in a crestal location on the structure. Please note that at Valentine-1 the secondary reservoir objective Anderson Formation sands are not mapped within closure. This 160 metre gas show interval in Valentine-1 within the Anderson Formation enhances the prospectivity of these objectives in the updip location in the Stokes Bay-1 well. The Stokes Bay 1 well will be drilled following Valentine 1. The strong mud-gas shows in the deeper Laurel Fm (2400 m to 2470m MD) are interpreted as being associated with a series of organic rich tight carbonates and shales. The results to date at Valentine 1 are very encouraging for the prospectivity of the updip Stokes Bay well, and also for the regional prospectivity of the Basin as they confirm the presence of a significant hydrocarbon system in the Fitzroy Trough of the greater Canning Basin, and have confirmed the presence of reservoir quality sands and high quality shale seals. Since wireline logging, at 0600 hrs today, the well has been deepened by 106m (to 2695mMD) towards the Virgin Hills primary objective prognosed at 3222mMD. In drilling the additional 106m, further elevated gas readings have been recorded, and these have yet to be evaluated.

For information on FAR's drilling activities visit our website at www.far.com.au

1st Floor, 87 Colin Street, West Perth, Western Australia 6005
PO Box 703, West Perth, Western Australia 6872
Telephone: (61-8) 9322 3939 Facsimile: (61-8) 9322 5116
Email: info@far.com.au Web: www.far.com.au

FIRST AUSTRALIAN RESOURCES LTD

(ABN 41 009 117 293)

FINANCIAL REPORT
FOR THE HALF-YEAR ENDED
30 JUNE 2007

FIRST AUSTRALIAN RESOURCES LTD

(ABN 41 009 117 293)

FINANCIAL REPORT FOR THE HALF YEAR ENDED 30 JUNE 2007

CONTENTS

FIRST AUSTRALIAN RESOURCES LTD
DIRECTORS' REPORT

The directors of First Australian Resources Ltd submit herewith the financial report for the half-year ended 30 June 2007. In order to comply with the provisions of the Corporations Act 2001, the directors report as follows:

The names of the directors of the company during all of and since the end of the half-year are:

Mr M J Evans
Mr C L Cavness
Mr W R Grigor

REVIEW OF OPERATIONS

The consolidated loss of the economic entity for the half-year after income tax was $1,804,253 (half-year ended 30 June 2006: loss of $1,361,065).

During the half-year the economic entity continued to explore for oil and gas in Australia, North America, Senegal and China. A more detailed review of exploration activity is included in quarterly activity reports lodged with the Australian Stock Exchange.

North America
Sales revenues of $847,176 from oil and gas represented a decrease of 53% compared to the previous corresponding six monthly period revenues of $1,813,250. Gas prices averaged US$6.90 per thousand cubic feet compared to US$8.89 during the corresponding six month comparative period. Oil prices averaged US$58.83 per barrel compared to US$65.22 in the corresponding comparative reporting period.

The entity's direct share of gas sales decreased by 44% from 86,847 thousand cubic feet to 48,674 thousand cubic feet while oil sales decreased by 41% from 10,349 barrels to 6,098 barrels. Volume changes reflected normal decline from existing wells. Longer lead times have also been experienced in bringing newer wells into the production stream due to the constraints on equipment caused by competition.

During the current half-year the entity undertook drilling on 4 wells which have all been classified as successful. Gas has been discovered at Clear Prairie, Canada and subject to testing, production is possible during the first half of 2008. Two wells were drilled in Louisiana resulting in one well being completed for production at Lake long and the other, a new oilfield discovery at Kicker, expected to commence production during the second half of 2007. A further well, Bujnoch-Bender #1, was drilled in Texas and oil sales commenced on 28 June 2007.

During the half-year a significant lease acquisition program continued at NE Waller in Texas where a 3D seismic program is currently in progress. A 3D shoot was also acquired at Wild River in Canada and is expected to generate drilling prospects during the second half of 2007.

There were no exploration write-offs in the current half year compared to $811,664 in the prior comparative period.

Whilst robust energy prices are helping the revenue outlook, the cost of drilling and availability of drilling rigs has been an adverse factor along with the deterioration of the US dollar.

Looking forward the Company will focus on additional drilling activity in the USA where wells are planned for South Gross Tete in Louisiana and Karr in Canada. The entity's objectives are to expand both reserves and production while at the same time expose shareholders to a number of high impact drilling opportunities with a strong gulf coast bias.

China, Beibu Gulf

The 6-12 South oil discovery was made in mid 2006. A feasibility study for the development of this discovery and the adjacent 6-12 oil field was completed in the first quarter of 2007. Total recoverable oil is estimated at 19 to 37 million barrels of oil in the 6-12/6-12 South area.

Studies suggest a standalone development plan utilising downhole electric submersible pumps. During the quarter the joint venture also completed a workshop that concluded processing facilities be located on a storage vessel. Contracts for metocean and soil studies at the proposed platform location are nearing completion and an environmental impact study is progressing.

The current schedule is to submit the oil field development plan to the Chinese Government authorities prior to year end.

Ongoing seismic and geological interpretation across Block 22/12 has defined an attractive exploration prospect inventory. A four firm well plus two optional well drilling program, to test potential of 40 to 60 million barrels of oil in the area close to the 6-12 South oil discovery is expected to begin during the 4th quarter 2007.

Offshore Senegal

In January 2006, FAR acquired a 30 percent participation in the Rufisque Offshore, Sangomar Offshore and Sangomar Deep Offshore blocks located in the Mauritania-Senegal, Guinea Bissau Basin, offering potential for world class oil accumulations. 2,086 square km. of 3D seismic data was acquired in March 2007 the processing of which is expected to be complete before 2007 year end. FAR's commitment to this program of US$9.3 million has largely been fulfilled.

Australia

No drilling was undertaken in Australia however two firm wells are planned for the Canning Basin in the second half of the year, the first of which, Valentine-1, is in progress at the date of this report.

Working Capital

Concurrent with the escalation in its international activities FAR undertook a further capital raising of $8.68 million (before costs of the issue) during the half-year. This action has strengthened the entity's financial position as more fully detailed in the interim financial report.

Investment sentiment for small oil and gas explorers listed on the Australian Stock Exchange has been adversely affected by the recent correction in global sharemarkets despite strong energy prices. Whilst the outlook for the Company has improved significantly, exploration continues to involve high risk and high rewards dependent upon exploration outcomes.

Corporate Governance

During the period there were no changes to Corporate Governance Practices adopted by the Board, these being determined to be commensurate with best practice given the Company's size, its operations and the industry within which it participates. The Corporate governance Practice Statement is set out in the 2006 Annual Report.

The ASX Corporate Governance Council released their revised Corporate Governance Principles and Recommendations in August 2007. Companies are required to report against these revised principles for financial years commencing on or after 1 January 2008. It is the intention of the Company to early adopt this reporting in the 2007 Annual Report.

AUDITOR'S INDEPENDENCE DECLARATION

In order to comply with Section 306 (2) of the Corporations Act 2001, the directors' report includes the auditor's independence declaration on page 6 of the half year financial report.

Signed in accordance with a resolution of the directors made pursuant to Section 306(3) of the Corporations Act 2001.

On behalf of the Directors

Mr M J Evans
Director
Perth, 10 September 2007.

Deloitte.

Deloitte Touche Tohmatsu
A.B.N. 74 490 121 060

Woodside Plaza
240 St Georges Terrace
Perth WA 6000
GPO Box A46
Perth WA Australia

Tel: +61 (0) 8 9365 7000
Fax: +61 (0) 8 9365 7001
www.deloitte.com.au

The Board of Directors
First Australian Resources Limited
First Floor
87 Colin Street
WEST PERTH WA 6005

10 September 2007

Dear Board Members

First Australian Resources Limited

In accordance with section 307C of the Corporations Act 2001, I am pleased to provide the following declaration of independence to the directors of First Australian Resources Limited.

As lead audit partner for the review of the financial statements of First Australian Resources Limited for the half-year ended 30 June 2007, I declare that to the best of my knowledge and belief, there have been no contraventions of:

(i) the auditor independence requirements of the Corporations Act 2001 in relation to the review; and

(ii) any applicable code of professional conduct in relation to the review.

Yours sincerely

Deloitte Touche Tohmatsu

DELOITTE TOUCHE TOHMATSU

Ross Jerrard
Partner
Chartered Accountants

Member of
Deloitte Touche Tohmatsu

Deloitte.

Deloitte Touche Tohmatsu
ABN 74 490 121 060

Woodside Plaza
Level 14
240 St Georges Terrace
Perth WA 6000
GPO Box A46
Perth WA 6837 Australia

DX 206
Tel: +61 (0) 8 9365 7000
Fax: +61 (0) 8 9365 7001
www.deloitte.com.au

Independent Auditor's Review Report to the members of First Australian Resources Limited

We have reviewed the accompanying half-year financial report of First Australian Resources Limited, which comprises the balance sheet as at 30 June 2007, and the income statement, cash flow statement, statement of changes in equity for the half-year ended on that date, selected explanatory notes and the directors' declaration of the consolidated entity comprising the company and the entities it controlled at the end of the half-year or from time to time during the half-year as set out on pages 9 to 16.

Directors' Responsibility for the Half-Year Financial Report

The directors of the company are responsible for the preparation and fair presentation of the half-year financial report in accordance with Australian Accounting Standards (including the Australian Accounting Interpretations) and the *Corporations Act 2001*. This responsibility includes establishing and maintaining internal control relevant to the preparation and fair presentation of the half-year financial report that is free from material misstatement, whether due to fraud or error; selecting and applying appropriate accounting policies; and making accounting estimates that are reasonable in the circumstances.

Auditor's Responsibility

Our responsibility is to express a conclusion on the half-year financial report based on our review. We conducted our review in accordance with Auditing Standard on Review Engagements ASRE 2410 *Review of an Interim Financial Report Performed by the Independent Auditor of the Entity*, in order to state whether, on the basis of the procedures described, we have become aware of any matter that makes us believe that the financial report is not in accordance with the *Corporations Act 2001* including: giving a true and fair view of the consolidated entity's financial position as at 30 June 2007 and its performance for the half-year ended on that date; and complying with Accounting Standard AASB 134 *Interim Financial Reporting* and the *Corporations Regulations 2001*. As the auditor of First Australian Resources Limited, ASRE 2410 requires that we comply with the ethical requirements relevant to the audit of the annual financial report.

A review of a half-year financial report consists of making enquiries, primarily of persons responsible for financial and accounting matters, and applying analytical and other review procedures. A review is substantially less in scope than an audit conducted in accordance with Australian Auditing Standards and consequently does not enable us to obtain assurance that we would become aware of all significant matters that might be identified in an audit. Accordingly, we do not express an audit opinion.

Deloitte.

Auditor's Independence Declaration

In conducting our review, we have complied with the independence requirements of the *Corporations Act 2001.*

Conclusion

Based on our review, which is not an audit, we have not become aware of any matter that makes us believe that the half-year financial report of First Australian Resources Limited is not in accordance with the *Corporations Act 2001*, including:

(a) giving a true and fair view of the consolidated entity's financial position as at 30 June 2007 and of its performance for the half-year ended on that date; and

(b) complying with Accounting Standard AASB 134 *Interim Financial Reporting* and the *Corporations Regulations 2001.*

Deloitte Touche Tohmatsu

DELOITTE TOUCHE TOHMATSU

Ross Jerrard
Partner
Chartered Accountants
Perth, 10 September 2007

FIRST AUSTRALIAN RESOURCES LTD
DIRECTORS' DECLARATION

The directors declare that:

(a) in the directors' opinion, there are reasonable grounds to believe that the Company will be able to pay its debts as and when they become due and payable; and

(b) in the directors' opinion, the attached financial statements and notes thereto are in accordance with the Corporations Act 2001, including compliance with accounting standards and giving a true and fair view of the financial position and performance of the economic entity.

Signed in accordance with a resolution of the directors made pursuant to s.303(5) of the Corporations Act 2001.

On behalf of the Directors

Mr M J Evans
Director
Perth, 10 September 2007

FIRST AUSTRALIAN RESOURCES LTD

Condensed consolidated income statement
For the half-year ended 30 June 2007

	Half-year ended	
	2007	**2006**
	$	**$**
Revenue from continuing operations	1 208 063	2 135 309
Other income	6 780	1 814
Direct operating costs	(367 560)	(429 585)
Depreciation and amortisation expense	(753 576)	(824 762)
(Impairment)/reversal of impairment of non-current assets	64 970	(811 664)
Finance costs	(451 215)	(656 940)
Employee benefits expense	(976 523)	(293 965)
Consulting expense	(171 934)	(180 621)
Other expenses	(363 258)	(300 651)
Loss before income tax	**(1 804 253)**	**(1 361 065)**
Income tax expense	-	-
Loss from continuing operations	**(1 804 253)**	**(1 361 065)**
Loss for the half-year attributable to members of First Australian Resources Ltd	**(1 804 253)**	**(1 361 065)**
	Cents	**Cents**
Earnings/(loss) per share:		
Basic loss per share	(0.4)	(0.4)
Diluted loss per share	(0.4)	(0.4)

Notes to the condensed consolidated financial statements are included on pages 14 to 16.

FIRST AUSTRALIAN RESOURCES LTD

Condensed consolidated balance sheet
As at 30 June 2007

	30 June 2007 $	31 December 2006 $
ASSETS		
Current assets		
Cash and cash equivalents	12 589 133	13 338 619
Trade and other receivables	371 454	353 484
Other financial assets	28 704	28 856
Other	7 977	15 867
Total current assets	**12 997 268**	**13 736 826**
Non-current assets		
Property, plant and equipment	523 773	400 669
Oil and gas properties	22 217 543	13 878 547
Total non-current assets	**22 741 316**	**14 279 216**
Total assets	**35 738 584**	**28 016 042**
LIABILITIES		
Current liabilities		
Trade and other payables	838 766	477 178
Provisions	29 969	24 597
Total current liabilities	**868 735**	**501 775**
Non-current liabilities		
Borrowings	5 366 888	5 251 908
Provisions	116 394	90 135
Total non-current liabilities	**5 483 282**	**5 342 043**
Total liabilities	**6 352 017**	**5 843 818**
Net assets	**29 386 567**	**22 172 224**
EQUITY		
Issued capital	62 547 082	53 639 210
Reserves	702 482	591 758
Accumulated losses	(33 862 997)	(32 058 744)
Total equity	**29 386 567**	**22 172 224**

Notes to the condensed consolidated financial statements are included on pages 14 to 16.

FIRST AUSTRALIAN RESOURCES LTD

Condensed consolidated statement of changes in equity
For the half-year ended 30 June 2007

		Reserves					
	Share capital	Option Reserve	Equity component on convertible notes	Foreign currency translation reserve	Total	Accumulated Losses	Total Attributable to equity holders of the parent
	$	$	$	$	$	$	$
Balance at 1 January 2006	42 106 852	133 340	-	51 759	185 099	(27 676 318)	14 615 633
Exchange differences arising on translation of foreign operations	-	-	-	(30 323)	(30 323)	-	(30 323)
Net income recognised directly in equity	-	-	-	**(30 323)**	**(30 323)**	-	**(30 323)**
Loss for the period	-	-	-	-	-	(1 361 065)	(1 361 065)
Total recognised income and expense	-	-	-	**(30 323)**	**(30 323)**	**(1 361 065)**	**(1 391 388)**
Issue of shares	12 363 468	-	-	-	-	-	12 363 468
Share issue costs	(831 110)	-	-	-	-	-	(831 110)
Share based payments	-	-	-	-	-	-	-
Recognition of equity component on convertible notes	-	-	537 319	-	537 319	-	537 319
Balance at 30 June 2006	**53 639 210**	**133 340**	**537 319**	**21 436**	**692 095**	**(29 037 383)**	**25 293 922**
Balance at 1 January 2007	53 639 210	331 705	496 330	(236 277)	591 758	(32 058 744)	22 172 224
Exchange differences arising on translation of foreign operations	-	-	-	(496 776)	(496 776)	-	(496 776)
Net income recognised directly in equity	-	-	-	**(496 776)**	**(496 776)**	-	**(496 776)**
Loss for the period	-	-	-	-	-	(1 804 253)	(1 804 253)
Total recognised income and expense	-	-	-	**(496 776)**	**(496 776)**	**(1 804 253)**	**(2 301 029)**
Issue of shares	9 466 531	-	-	-	-	-	9 466 531
Share issue costs	(558 659)	-	-	-	-	-	(558 659)
Share based payments	-	607 500	-	-	607 500	-	607 500
Balance at 30 June 2007	**62 547 082**	**939 205**	**496 330**	**(733 053)**	**702 482**	**(33 862 997)**	**29 386 567**

Notes to the condensed consolidated financial statements are included on pages 14 to 16.

FIRST AUSTRALIAN RESOURCES LTD

Condensed consolidated cash flow statement
For the half-year ended 30 June 2007

	30 June 2007 $	30 June 2006 $
Cash flows from operating activities		
Receipts from customers	936 465	2 128 169
Payments to suppliers and employees	(1 224 991)	(1 243 917)
Interest and other costs of finance paid	(297 376)	(235 284)
Net cash provided by/(used in) operating activities	**(585 902)**	**648 968**
Cash flows from investing activities		
Payments for oil and gas properties	(552 481)	(434 087)
Payments for property, plant and equipment	(53 039)	(45 851)
Payments for capitalised exploration	(9 331 430)	(6 320 913)
Interest received	345 143	274 905
Proceeds from sale of oil and gas properties	5 674	-
Proceeds from sale of property, plant and equipment	3 543	-
Other	-	(938)
Net cash (used in)/provided by investing activities	**(9 582 590)**	**(6 526 884)**
Cash flows from financing activities		
Proceeds from issues of equity securities	9 466 531	12 363 469
Payment for share issue costs	(1 200)	(808 640)
Payment for commercial bills	-	(3 911 477)
Proceeds from issue of debt securities	-	5 390 000
Payment for debt issue costs	-	(417 140)
Net cash provided by financing activities	**9 465 331**	**12 616 212**
Net (decrease)/increase in cash and cash equivalents	**(703 161)**	**6 738 296**
Cash and cash equivalents at the beginning of the half-year	13 338 619	9 483 346
Effects of exchange rate changes on cash and cash equivalents held in foreign currency	(46 325)	(14 842)
Cash and cash equivalents at end of half-year	**12 589 133**	**16 206 800**

Notes to the condensed consolidated financial statements are included on pages 14 to 16.

FIRST AUSTRALIAN RESOURCES LTD
Notes to the financial statements
30 June 2007

1. Significant Accounting Policies

Statement of compliance
The half-year financial report is a general purpose financial report prepared in accordance with the *Corporations Act 2001* and Accounting Standard AASB 134 *Interim Financial Reporting*. Compliance with AASB 134 ensures compliance with International Financial Reporting Standard IAS 34 *Interim Financial Reporting*. The half-year financial report does not include notes of the type normally included in an annual financial report and shall be read in conjunction with the most recent annual financial report.

Basis of preparation
The condensed financial statements have been prepared on the basis of historical cost except, where applicable, for the revaluation of oil and gas properties and certain financial instruments. All amounts are presented in Australian dollars, unless otherwise noted.

The accounting policies and methods of computation adopted in the preparation of the half-year financial report are consistent with those adopted and disclosed in the company's 2006 annual financial report for the year ended 31 December 2006, unless otherwise described herein.

Adoption of new and revised Accounting Standards
In the current period, the Group has adopted all of the new and revised Standards and Interpretations issued by the Australian Accounting Standards Board (the AASB) that are relevant to its operations and effective for annual reporting periods beginning on or after 1 January 2007. The adoption of these new and revised Standards and Interpretations has not resulted in any changes to the Group's accounting policies or in the amounts reported in the current or prior financial years.

2. Segment Information

During the year the consolidated entity operated predominantly in one business segment that consisted of exploration, development and production of hydrocarbons.

Geographically, the group operates in the Australia, the United States of America, Canada, China and Senegal. Offices are maintained in Australia and in the USA where operations comprise the operations of First Australian Resources, Inc. Segment results are classified in accordance with their use within geographic segments regardless of legal entity ownership.

Half year ended 30 June 2007

	Australia	USA	Canada	China	Senegal
	$	$	$	$	$
Revenue					
Oil and gas sales	-	847 176	-	-	-
Interest revenue	323 589	6 096	-	-	-
Other revenue	31 202	-	-	-	-
Total segment revenue	**354 791**	**853 272**	-	-	-
Segment result	**(1 166 984)**	**(465 920)**	-	**(3 454)**	**(2,895)**

Half year ended 30 June 2006

	Australia	USA	Canada	China	Senegal
	$	$	$	$	$
Revenue					
Oil and gas sales	-	1 813 250	-	-	-
Interest revenue	305 036	4 504	-		
Other revenue	12 519	-	-	-	-
Total segment revenue	**317 555**	**1 817 754**	-	-	-
Segment result	**(840 210)**	**(517 538)**	-	**(3 317)**	-

3. Revenue

	Half-year ended 2007 $	2006 $
Oil & gas sales revenue	847 176	1 813 250
Interest revenue	329 685	309 540
Other revenue	31 202	12 519
Total Revenue	**1 208 063**	**2 135 309**

4. Issuances of equity securities

The following equity securities were issued during the half-year to raise working capital for the Company:

On 10 May 2007 an employee converted 96,304 June 2007 incentive options into ordinary shares by payment of 10 cents each raising $9,630.

On 21 May 2007 an employee converted 266,408 June 2007 incentive options into ordinary shares by payment of 10 cents each raising $26,641.

On 8 June 2007 the Directors converted 7,500,000 June 2007 incentive options into ordinary shares by payment of 10 cents each raising $750,000. These options were allotted on 17 June 2004.

On 18 June 2007 an employee converted 2,601 June 2007 incentive options into ordinary shares by payment of 10 cents each raising $260.

On 21 June 2007 the Company allotted 62 million ordinary shares at an issue price of 14 cents raising $8,680,000 before costs.

Costs associated with the issue of the above securities amounted to $558,659.

On the 8 June 2007, the Company allotted 7,500,000 incentive options to Directors. These options are exercisable at $0.15 on or before 31 July 2010. Option pricing models adopted by the Company for accounting purposes have valued the options package at $607,500. The financial effect of this event has been recognised in the current period. At the date of this report, none of these options have been exercised.

5. Contingencies and commitments

(a) On 10 January 2006, the Company executed a letter of intent ("letter") and attendant Confidentiality Agreement to participate for a 34% working interest, along with industry partners, in an onshore Texas Gulf Coast exploration opportunity. The total cost of the program, including land and seismic costs, prior to drilling activity is expected to approach US$3.4 million of which the Company will contribute approximately US$1.36 million. At the balance date US$1.0 million had been spent by the Company under this program. The Company may recover certain of these costs by future farm out of prospects generated.

(b) On 20 January 2006, the Company reached an agreement with Hunt Oil Company of Dallas, Texas, to acquire a 30 percent interest in three concessions offshore Senegal with potential for world class oil accumulations. Under the agreement the Company will partner Senegal Hunt Oil Company by contributing approximately US$9.3 million toward a 2086 sq km 3D seismic acquisition program that commenced during the March 2007 quarter. At the balance date the Company had contributed US$9.13 million toward this program.

5. Contingencies and commitments (continued)

(c) The terms of the Clear Hills (Canada) participation agreement provide for the obligation to drill one remaining test well. The Company's 15% share is estimated to cost $81,450 Canadian.

(d) The Beibu Block 22/12 (China) joint venture participants have executed a letter of intent to secure a drill rig in advance of the exploration program expected to commence during the 4th quarter 2007. The Company's share of this exploration expenditure is estimated at US$1.9m.

(e) The Company has entered into an agreement in which it has provided a guarantee of $17,000 for Sanori Developments Pty Ltd in respect of the rent for the premises. This guarantee is supported by a deposit of $26,618 with Westpac Bank.

There are no contingent liabilities arising from service contracts with executives.

6. Subsequent events

The Valentine-1 exploration well, located in the onshore Canning Basin Permit R1, spudded on 12 August 2007. Valentine 1 is located approximately 20 kilometres north of the township of Derby in northwest Western Australia's Kimberley region. At the date of this report, drilling is still in progress.

Other than as stated in this note, the Directors are not aware of any other matters or circumstances at the date of this report, other than those referred to in this report, that have significantly affected or may significantly affect the operations, the results of the operations or the state of affairs of the economic entity in subsequent financial years.

Roseann Adessa

From: Jeff R. Massey [masseyjr@verizon.net]

Sent: Monday, September 10, 2007 9:58 AM

To: Brian Reeder; Caroline Bentley; Herb Mosca; Igor Effimoff; James V. Riner; Roseann Adessa; William Gruy

Cc: John B. Ashmun

Subject: NE Waller Assignments

NE Waller Partners,

The assignments of overriding royalty and the assignment of oil and gas leases have been executed by Mr. Ashmun and returned to me. We are in the process of recording the assignments in Harris, Montgomery and Waller Counties.

Jeff Massey

END